Jody M. Walker
                            Attorney At Law
                         7841 South Garfield Way
                        Centennial, Colorado 80122
Telephone: 303-850-7637                         Facsimile: 303-220-9902
                         jmwalker85@earthlink.net

August 8, 2005

Thomas A. Jones
Securities and Exchange Commission
450 5th Street N.W.
Washington, D.C. 20549

Re:   Pricester.com, Inc.
      Amendment 9 to Registration Statement on
      Form SB-2
      File No. 333-118993

Dear Mr. Jones:

If possible, please review the proposed responses to comments 1, 2 and 3 of the comment letter dated August 8, 2005.

General
1.	Please add a section to discuss recent developments to discuss results of operations and liquidity for the quarter ended June 30, 2005.

The following section has been added in the prospectus summary.

Recent Developments.   For the quarter ended June 30, 2005, no
significant changes have occurred in our liquidity or financial condition as we continue to earn minimal revenues and incur expenses primarily necessary to launch the business and necessary to conduct this offering.

Please be advised that as Pricester Nevada is not yet a public company, the financials for the quarter ended June 30, 2005 are not available and they do not expect to be able to complete those financials within the next two to three weeks. All resources are being used to complete this registration process.

2.   Please update the disclosure to the extent practical.   For
example, discuss the status of your plans to apply to the OTC
Electronic Bulletin Board and the status of your plans to enter into employment agreements with your officers and directors.

The disclosure has been updated as follows:

On the facing page of the prospectus -

Our common stock is not currently quoted on any exchange
or on the OTC Electronic Bulletin Board.    We have not
yet applied to have our common stock quoted on the OTC
Electronic Bulletin Board.

Under Market for Common Stock and Related Stockholder Matters

Market Information.   Pricester Nevada's common stock is
not included in the pink sheets or in the OTC Electronic
Bulletin Board maintained by the NASD. Pricester Nevada plans to apply the OTC Electronic Bulletin Board but we have not yet begun the application process.

The disclosure under Management has been revised as follows:

Employment Contracts and Termination of Employment and
Change-in Control Arrangements.   There are no employment
contracts, compensatory plans or arrangements, including
payments to be received from Pricester Nevada, with
respect to any director or executive officer of Pricester
Nevada which would in any way result in payments to any
such person because of his resignation, retirement or
other termination of employment with us or any
subsidiary, any change in control of Pricester Nevada, or
a change in the person's responsibilities following a
change in control of Pricester Nevada.   Within the next
six to nine months, we intend to enter into employment agreements with our officers, however, no terms have been determined. Other than previously disclosed in the executive compensation table, we have not paid or accrued any salaries.

Security Ownership of Certain beneficial Owners and Management
3.	The amounts paid by the officers and directors to purchase common stock has been disclosed in the footnotes to the ownership table as follows:

(1)While Joe Puentes disclaims beneficial ownership of
the 1,395,000 shares of common stock owned by Maria and
Jose Puentes, his wife and son, they may be deemed
controlled by him.  When aggregated, Mr. Puentes may be
deemed to be in control of 12,253,000 shares of Pricester
Nevada's common stock, or approximately 54.93% of its
ownership interest.   Mr. Puentes obtained his common
shares for $.0001 per common share.

(2)While Bernard Gutman disclaims beneficial ownership of the 1,000,000 shares of common stock owned by Barbara
Gutman, his wife, they may be deemed controlled by him.
When aggregated, Mr. Gutman may be deemed to be in control of 2,675,000 shares of Pricester Nevada's common stock, or approximately 11.99% of its ownership interest.

Originally, Mr. Gutman obtained his common shares for
cash of $25 and the remainder expensed to officers'
compensation at $.10 per common share.   He purchased an
additional common shares from Joe Puentes, an officer and director.

(3)Originally, Edward C. Dillon paid $.0001 per common share for his common shares and received 150,000 common shares and 1,500,000 common shares for services valued at $.10 per common and $.40 per common share, respectively.
Mr. Dillon received 1,510,000 common shares for no consideration from Joe Puentes, an officer and director.

(4)Edward J. Dillon, Nelson Stark, Robert Petroceli received their common shares for services valued at $.10 per common share.

(5)Howard Neu received 10,000 common shares for services valued at $.10 per common share and 100,000 common shares for no consideration from Joe Puentes, an officer and director.

Also, please note, based on our conversation, the executive compensation table has been revised for clarity as follows:


                                             Long Term Compensation
                    Annual Compensation         Awards  Payouts
(a)             (b)      (c)   (d)   (e)   (f)     (g)    (h)    (i)
                                                   Secur-
                                                   ities         All
Name and       Year or               Other  Rest-  Under-  LTIP  Other
Principal      Period   Salary Bonus Annual ricted lying   Pay-  Comp-
Position       Ended      ($)   ($)  Compen-Stock Options  outs ensat'n
-----------------------------------------------------------------------
Dennis Jordan   2004       -     -     -       -     -       -    -
                2003       -     -     -       -     -       -    -
                2002       -     -     -       -     -       -    -

Joe Puentes     2004 $53,258(1)  -     -       -     -       -    -
  CEO           2003       -     -     -       -     -       -    -
                2002       -     -     -       -     -       -    -

Edward C.
   Dillon       2004 $17,224(1)  -     -  $615,000(2) -      -    -
   Exec. VP     2003       -     -     -       -      -      -    -
                2002       -     -     -       -      -      -    -

Bernard Gutman
   COO          2004 $44,374(1)  -     -  $249,975(3) -       -    -
                2003       -     -     -       -      -       -    -
                2002       -     -     -       -      -       -    -

As you are aware, Pricester Nevada's interim financial statements will
be deemed stale as of August 14, 2005.   In order to expedite the
process and hopefully be declared effective prior to August 14, 2005, we respectfully request Pricester Nevada be allowed to file a final amendment to the registration statement (amendment #10) that incorporates these comments and any other final comments, if any, after your review of this correspondence and notification that you have no further comments.



I appreciate your attention to this matter.   Thank you for your time
and consideration in this matter.   Please do not hesitate to contact
me if you require any further information or documentation regarding the above.


Very truly yours,

/s/Jody M. Walker
------------------------------------
Jody M. Walker, Attorney At Law